SUBSIDIARIES OF GLOBAL EAGLE ENTERTAINMENT INC.

The following is a list of subsidiaries of the Company as of December 31, 2014, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Legal Name	Jurisdiction of Formation
DTI Software Inc.	Canada
Emphasis Video Entertainment Ltd.	Hong Kong
Entertainment in Motion, Inc.	California
IFE Holdings Ltd.	United Kingdom
IFE Services Ltd.	United Kingdom
IFES Acquisition Corp. Limited	United Kingdom
Global Eagle Entertainment GmbH	Germany
Global Eagle Entertainment Luxembourg I S.à r.l.	Luxemburg
Global Eagle Entertainment Luxembourg II S.à r.l.	Luxembourg
Global Entertainment GmbH	Germany
Inflight Production Ltd.	United Kingdom
Inflight Production, Inc.	California
Post Modern Edit, Inc.	Delaware
Row 44, Inc.	Delaware
Travel Entertainment Group Acquisitions Ltd.	United Kingdom
Travel Entertainment Group Equity Ltd.	United Kingdom
Travel Entertainment Group Ltd.	United Kingdom